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SEC FILE NUMBER
8- 50837

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Fox Run Alpha Fund, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Fox Run Lane
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein (212) 587-6667
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue, (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 5/11

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Run Alpha Fund, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Ehrenstein
Signature

Finops
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

FOX RUN ALPHA FUND, L.P.

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

CONTENTS
December 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Fox Run Alpha Fund, L.P.

We have audited the accompanying statement of financial condition of Fox Run Alpha Fund, L.P. (the "Partnership") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox Run Alpha Fund, L.P. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2009

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Due from clearing broker	$	16,356,136
Securities owned, at fair value		13,403,593
Other assets		24,424
Total Assets	$	29,784,153
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Securities sold short, at fair value	$	13,064,038
Accrued expenses		66,236
Due to affiliate		27,982
Total liabilities		13,158,256
Partners' capital		16,625,897
Total Liabilities and Partners' Capital	$	29,784,153

See Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITY:

Fox Run Alpha Fund, L.P. (the "Partnership") is a Delaware limited partnership registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), the American Stock Exchange, LLC and the Pacific Exchange, Inc. The Partnership was organized primarily to trade in securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Partnership adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Partnership.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the General Partner develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The General Partner uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities owned and securities sold short are classified within Level 1 of the fair value hierarchy. Securities owned and securities sold short that are listed or traded on a United States securities exchange or listed on the Nasdaq national market are valued at their last reported sales price on the last business day of the year. Securities which are not listed are valued at the mean between the closing bid and ask prices.

The Partnership has no investments that are classified within Level 2 and level 3 of the fair value hierarchy at December 31, 2008.

The Partnership records securities transactions on a trade-date basis. Interest income and expense are recorded on the accrual basis. Dividend income and expense are recorded on the ex-dividend date. Realized gains and losses from securities transactions are calculated on a specific identification method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE OF INVESTMENTS:

The following are the Partnership's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2008:

	Fair Value	Fair Value Hierarchy
Assets		
Marketable securities	$ 13,403,593	Level 1
Total securities owned	$ 13,403,593	
Liabilities		
Marketable securities sold short	$ (13,064,038)	Level 1

4. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Partnership's securities transactions are provided by a single clearing broker. For financial reporting purposes, amounts owing to this broker are netted against amounts owing from this broker for all transactions, including cash, securities trades, interest expense, interest income and dividends on long and short securities positions. At December 31, 2008, all of the securities owned and the amount due from broker reflected in the statement of financial condition are carried by the clearing broker. In addition, all of the securities sold short are owed to the same clearing broker. The cash and securities owned that are held by the clearing broker serve as collateral to ensure the Partnership's obligations with respect to the securities that it has sold short. Subject to the clearing agreement between the Partnership and the clearing broker, the clearing broker has the right to sell, loan or hypothecate the securities owned by the Partnership or to repurchase the securities that the Partnership has sold short. As the partnership's cash and securities positions are held by one custodian broker, in the event of a financial institution's insolvency, recovery of cash and securities may be limited.

The Partnership is subject to certain inherent risk arising from trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the statement of financial condition.

5. CAPITAL:

In accordance with the Partnership agreement (the "Agreement"), the General Partner is authorized to admit Limited Partners to or accept additional capital contributions from existing Limited Partners at the beginning of each calendar month or at such other times as the General Partner in its sole discretion shall determine.

Subject to regulatory requirement, each Limited Partner shall have the right to withdraw, in whole or in part, his or her closing capital account from the Partnership as of June 30, or December 31, (or at such other times as the General Partner shall determine) by giving not less than 30 days prior written notice to the General Partner. In the case of a partial withdrawal by a Partner of 90% or less of such Partner's capital account, the full amount of such withdrawal will be distributed to such Partner within 30 days after June 30, or December 31, as the case may be. In the case of a full withdrawal or a withdrawal of more than 90%, up to 90% of such Partner's closing capital account will be distributed to such Partner within 30 days after June 30, or December 31, as the case may be. The balance of the Partner's closing capital account shall be distributed within 15 days after the receipt by the Partnership of its year end audited financial statements.

Net profits or net losses of the Partnership will be allocated as follows: (i) first, there shall be a provisional allocation of net profits or net losses for each calendar year (or other accounting period) to all Partners in proportion to their capital accounts (ii) then, (A) at the end of the calendar year (or other accounting periods), twenty (20%) percent of the net profits provisionally allocated to each Limited Partner for the calendar year (or other accounting period) shall be reallocated to the General Partner, and (B) upon the withdrawal by a Limited Partner, twenty (20%) percent of the net profits provisionally allocated to such Limited Partner up to the withdrawal date (or other accounting period) shall be reallocated to the General Partner.

The reallocation of net profits is subject to a loss carry forward provision so that no reallocation is made to the General Partner until prior net losses allocated to the Limited Partner are recouped. Such reallocation of net profits shall be adjusted to take into account any distributions or withdrawals (if not previously adjusted) to such Limited Partner.

6. RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2008, services were provided to the Partnership by the General Partner, Fox Run Management, L.L.C. For these services, the Partnership pays a quarterly fee in advance of 1/4 of 1% of net assets (1% annually).

At the end of each fiscal year, 20% of the net profits, as defined, allocable to the capital accounts of Limited Partners is reallocated to the General Partner.

7. PROVISION FOR INCOME TAXES:

No provision is made in the accompanying financial statement for federal and state taxes since such liabilities are the responsibility of each Partner.

8. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2008, the Partnership had net capital of $13,300,028, which exceeded its requirement of $100,000 by $13,200,028.

Rule 15c-3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008 the Partnership's ratio of aggregate indebtedness to net capital was 0.01 to 1.

9. FINANCIAL INSTRUMENTS AND RISKS:

In the normal course of its business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility in the markets in which the Partnership directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Partnership is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short selling expose the Partnership to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Partnership in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Partnership might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Partnership's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Partnership's obligations and if the Partnership is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Partnership's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Partnership's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Partnership's profitability.

While the use of certain forms of leverage including margin borrowing can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Partnership may be subject.

10. RECENT ACCOUNTING PRONOUNCEMENT: In July 2006, Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*—an Interpretation of FASB Statement 109 ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the General Partner to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to partners' capital as of the beginning of the year of adoption.

The General Partner does not expect that adoption of FIN 48 will result in a material impact on the Partnership's partners' capital. However the General Partner's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

11. SUBSEQUENT EVENTS: From January 1, 2009 to February 27, 2009, the Partnership had capital contributions of $200,000 and withdrawals of $450,000.